UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ADC Therapeutics Presents Updated ZYNLONTA™ (loncastuximab tesirine-lpyl) Clinical Data at 16th Annual International Conference on Malignant Lymphoma

LOTIS-2 updated results demonstrate durable responses of ZYNLONTATM with median duration of response of 13.4 months in heavily pre-treated patients with relapsed or refractory DLBCL

LOTIS-3 updated Phase 1 data highlight potential of ZYNLONTA™ in combination with ibrutinib in relapsed or refractory DLBCL and MCL patients

LAUSANNE, Switzerland, June 18, 2021 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company leading the development of novel antibody drug conjugates (ADCs) to treat hematological malignancies and solid tumors, announced today that posters on four ZYNLONTA™ (loncastuximab tesirine-lpyl) clinical trials were presented at the 16th Annual International Conference on Malignant Lymphoma (ICML).

LOTIS-2 Follow-up Analysis (Poster 177)

In LOTIS-2, a single-arm, open-label, 145-patient Phase 2 clinical trial in patients with relapsed or refractory DLBCL who had failed ≥2 established therapies, ZYNLONTA demonstrated continued substantial antitumor activity and an acceptable safety profile. Updated results were presented in a poster by Pier Luigi Zinzani, MD, PhD, IRCCS Azienda Ospedaliero-Universitaria di Bologna Istituto di Ematologia "Seràgnoli", and Dipartimento di Medicina Specialistica, Diagnostica e Sperimentale Università di Bologna, Bologna, Italy. As of the data cut-off date of March 1, 2021, all patients had completed treatment.

Key data include:

•	Overall response rate (ORR) was 48.3% and complete response rate (CRR) was 24.8%

•	Median duration of response (mDoR) of 13.4 months for the 70 responders

•	Median duration of response not reached for patients with a complete response

•	Median overall survival was 9.5 months

•	No new safety concerns were identified during the study and no increase in toxicity was observed in patients aged ≥65 years compared with patients <65 years. The most common grade ≥3 treatment-emergent adverse events (TEAEs) were neutropenia (26.2%), thrombocytopenia (17.9%), increased gamma-glutamyltransferase (17.2%), and anemia (10.3%)

LOTIS-3 Updated Phase 1 Results (Poster 238)

LOTIS-3, a Phase 1/2, two-part, open-label, single-arm clinical trial, is evaluating ZYNLONTA in combination with ibrutinib in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) or mantle cell lymphoma (MCL). Updated Phase 1 results were presented in a poster by Julien Depaus, MD, Department of Hematology, CHU UCL Namur site Godinne, Yvoir, Belgium. As of the data cut-off date of March 1, 2021, 30 patients with DLBCL (24 with non-germinal center B-cell (non-GCB) DLBCL and 6 with GCB DLBCL) and 7 patients with MCL were included in the study.

Key data include:

•	ORR in all patients was 62.2% and CRR was 35.1%

o	In non-GCB DLBCL patients, ORR was 66.7%

o	In GCB DLBCL patients, ORR was 16.7%

o	In MCL patients, ORR was 85.7%

•	ZYNLONTA in combination with ibrutinib had manageable toxicity, with the most common grade ≥3 TEAEs in ≥5% of patients being anemia (10.8%), neutropenia (10.8%), thrombocytopenia (5.4%), and fatigue (5.4%)

•	Pharmacokinetic profiles demonstrated sustained exposure and modest accumulation by Cycle 2

About ZYNLONTA™ (loncastuximab tesirine-lpyl)

ZYNLONTA™ is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death. The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

The FDA approval was based on data from LOTIS-2, a large (n=145) Phase 2 multinational, single-arm clinical trial of ZYNLONTA for the treatment of adult patients with r/r DLBCL following two or more prior lines of systemic therapy. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with very difficult to treat disease, including patients with high-grade B-cell lymphoma. The trial also enrolled patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, and patients who had stem cell transplants and CAR-T therapy prior to their treatment with ZYNLONTA. Results from the trial demonstrated an overall response rate (ORR) of 48.3% (70/145 patients), which included a complete response (CR) rate of 24.1% (35/145 patients) and a partial response (PR) rate of 24.1% (35/145 patients). Patients had a median time to response of 1.3 months. At the most recent data cut-off for patients enrolled in the trial, the median duration of response (mDoR) was 13.4 months. In a pooled safety population the most common adverse reactions (≥20%) were thrombocytopenia, gamma-glutamyltransferase increased, neutropenia, anemia, hyperglycemia, transaminase elevation, fatigue, hypoalbuminemia, rash, edema, nausea and musculoskeletal pain. In LOTIS-2, the most common (≥10%) grade ≥3 treatment-emergent adverse events were neutropenia (26.2%), thrombocytopenia (17.9%), gamma-glutamyltransferase increased (17.2%) and anemia (10.3%).

ZYNLONTA is being evaluated in combination for earlier lines of therapy and as a monotherapy in other B-cell malignancies.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of cancer patients with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA™ (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large B-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in late-stage clinical trials in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a late-stage clinical trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, the Company has multiple PBD-based ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey.

ZYNLONTA™ is a trademark of ADC Therapeutics SA.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-256686 and 333-256807) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: June 21, 2021

	By:	/s/ Michael Forer
	Name:	Michael Forer
	Title:	Executive Vice President and General Counsel